FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 0-50881

Nevsun Resources Ltd.

(Translation of registrant's name into English)

800 - 1075 West Georgia Street

Vancouver, British Columbia

Canada  V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Nevsun Resources Ltd.

Date: November 10, 2004

By: "Maureen D. Carse"

Corporate Secretary

Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the "Company")

Suite 800 - 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

November 10, 2004

Item 3

News Release

The press release was issued on November 10, 2004 and was disseminated by CCN Matthews,

Canada Stockwatch and Market News.

Item 4             Summary of Material Change

                        Nevsun Resources Ltd., (NSU/TSX) announces its third quarter results for 2004. Nevsun is in transition phase of growing from an explorer to a gold producer & is building its first operating mine at its Tabakoto property in Mali. Production is targeted for mid 2005. Company remains under a stop work order from the government of Eritrea at its Bisha property in Eritrea.

Item 5             Full Description of Material Change

See attached news release.

Item 6             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7             Omitted Information

No information has been intentionally omitted from this form.

Item 8             Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9             Date of Report

November 10, 2004

NEVSUN RESOURCES LTD.

Per: "Maureen Carse"

                   Maureen D. Carse

       Corporate Secretary

2

N E W S R E L E A S E

THIRD QUARTER FINANCIAL RESULTS
AND UPDATE

November 10, 2004

Nevsun Resources Ltd., (NSU-TSX) announces its third quarter results for 2004. The following is a brief summary. Complete details of the September 30, 2004 quarterly financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com. All dollar amounts are in $US.

Working capital at September 30, 2004 was approximately $41.4 million, which is sufficient to meet the Company's operating and development needs.  The Company has spent $5.6 million on its resource properties in the third quarter of 2004 compared to $1.3 million in Q3, 2003 largely as a result of development activity on Tabakoto in Mali ($4.8 million) and exploration at the Bisha Property, Eritrea ($0.8 million).The Company's net loss for the three month period was $494,987 or $0.01 per share compared with $562,068 in 2003.

Nevsun is in the transition phase of growing from an explorer to a gold producer and is building its first operating mine at its Tabakoto property in Mali. Production is targeted for mid 2005. The Company remains under a stop work order from the government of Eritrea at its Bisha property in Eritrea. Management is in contact with the government in an effort to resolve this situation as soon as possible.

The Company is now a registrant with the U.S. Securities and Exchange Commission ("SEC") and therefore is subject to SEC regulations including public document filing on EDGAR.  For access, go to http://www.sec.gov.  Application for the listing of common shares on AMEX has been made.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the Company's financial needs and future gold production. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves and mineral deposits; exploration and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Registration Statement which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer Nsu04-25doc	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

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NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

September 30, 2004

(Expressed in United States Dollars)

Unaudited - Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets
(Expressed in United States Dollars)

September 30, 2004 and December 31, 2003

	September 30	December 31
	2004	2003
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$11,330,779	$14,519,209
Short-term investments	31,305,441	47,166,703
Accounts receivable and prepaids	580,982	186,199
	43,217,202	61,872,111

Property, plant & equipment (note 2)	72,031,034	51,536,768

	$115,248,236	$113,408,879

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,733,231	$1,178,781
Current portion of long-term debt	-	1,000,000
	1,733,231	2,178,781

Long-term debt (notes 3 and 4(b))	336,051	1,087,797

Shareholders' equity:
Share capital (note 4)	139,642,507	134,296,307
Shares to be issued (note 4(b))	-	2,352,941
Contributed surplus (note 5)	4,348,366	1,903,403
Deficit	(30,811,919)	(28,410,350)
	113,178,954	110,142,301

	$115,248,236	$113,408,879

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

"John A. Clarke"      Director                                                 "Robert J. Gayton"            Director

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	Three months ended Sept 30		Nine months ended Sept 30

	2004	2003	2004		2003
		(Restated			(Restated
		note 1)	-	-	note 1)

Expenses:
Accounting and audit	$12,587	$11,776	$48,465		$33,635
Amortization	4,590	4,565	17,122		13,394
Consulting	11,796	9,532	37,783		50,405
Investor relations	73,372	84,174	228,632		215,362
Legal fees	12,448	5,098	40,354		17,874
Office	105,083	67,782	278,359		164,257
Remuneration	122,627	86,706	363,765		262,524
Stock-based compensation (note 4(c))	520,812	382,617	1,860,306		947,994
Transfer, listing and filing fees	52,821	2,791	104,327		37,693
Travel	-	7,680	49,958	-	38,322
	916,136	662,721	3,029,071	-	1,781,460

Loss before the undernoted	(916,136)	(662,721)	(3,029,071)		(1,781,460)

Foreign exchange gain	16,182	17,408	8,989		451,675
Investment income	404,967	83,245	618,513	-	161,415

Loss for the period	(494,987)	(562,068)	(2,401,569)		(1,168,370)
Deficit, beginning of period	(30,316,932)	(27,018,173)	(28,410,350)	-	(26,411,871)

Deficit, end of period	$(30,811,919)	$(27,580,241)	$(30,811,919)	-	$(27,580,241)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)	-	$(0.02)

Weighted average shares outstanding	76,418,178	59,611,812	74,801,541	-	55,559,699

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows
Unaudited
(Expressed in United States Dollars)

	Three months ended Sept 30		Nine months ended Sept 30

	2004	2003	2004	2003
		(Restated		(Restated
		note 1)		note 1)

Cash provided by (used for):

Operations:
Loss for the period	$(494,987)	$(562,068)	$(2,401,569)	$(1,168,370)
Items not involving cash:
Amortization	4,590	4,565	17,122	13,394
Stock-based compensation	520,812	382,617	1,860,306	947,994
Changes in non-cash working capital:
Accounts receivable and
prepaids	(189,263)	113,903	(394,783)	(187,853)
Accounts payable and
accrued liabilities	(83,214)	(583,891)	554,450	(406,499)
	(242,062)	(644,874)	(364,474)	(801,334)

Investments:
Property, plant and equipment	(5,591,677)	(1,320,732)	(19,490,563)	(6,102,147)
Short-term investments`	14,365,590	(757,583)	15,861,262	(8,327,960)
	8,773,913	(2,078,315)	(3,629,301)	(14,430,107)

Financing:
Proceeds on issuance of shares	48,114	2,621,871	800,428	16,617,989
Repayment of long term debt	-	(1,000,000)	-	(1,000,000)
Increase in long term debt	7,922	-	4,917	-
	56,036	1,621,871	805,345	15,617,989

Increase (decrease) in cash and
cash equivalents	8,587,887	(1,101,318)	(3,188,430)	386,548
Cash and cash equivalents
beginning of period	2,742,892	4,235,343	14,519,209	2,747,477

Cash and cash equivalents
end of period	$11,330,779	$3,134,025	$11,330,779	$3,134,025

Supplementary information:
Income taxes paid	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-
Non-cash investing and financing
transactions:
Debt settled by issuance of shares	$2,000,000	$-	$2,000,000	$-
Interest capitalized on
accretion of debt	$56,915	$26,843	$104,566	$94,926
Stock-based compensation
capitalized to mineral properties	205,423	154,845	777,488	297,759
Contribution by Government of
Mali capitalized to mineral
properties and long-term debt	$-	$-	$138,771	$-

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2004

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third Quarter Ended September 30, 2004

1.

Basis of presentation:

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter company balances and transactions have been eliminated.  The interim statements should be read in conjunction with the annual audited financial statements for the company's most recently completed fiscal year ended December 31, 2003, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation.  Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

The comparative figures for the 2003 quarters have been restated in the presentation of these interim statements of operations and deficit and cash flows so as to reflect the change in accounting implemented during the fourth quarter of 2003 for stock-based compensation, as detailed in the annual audited financial statements for the year ended December 31, 2003. Also see note 4(c).

2.

Property, plant and equipment:

	September 30	December 31
	2004	2003
Property under development - Tabakoto, Mali:
Historic exploration costs	$29,408,641	$27,301,053
Plant construction in progress, including progress
payments of $9,362,274 on a lump sum turnkey
construction contract, plus holdback of $934,000	12,512,055	-
	41,920,696	27,301,053

Exploration mineral properties:
Details per schedule below	28,860,223	23,316,250

Equipment:
Cost less accumulated amortization
$122,288 (2003 - $105,166)	1,250,115	919,465
	$72,031,034	$51,536,768

In connection with a $25.5 million construction contract for the Tabakoto mine in Mali, Nevsun Resources Ltd. has guaranteed payment by its Malian subsidiary, Tambaoura Mining Company SA.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2004

2.

Property, plant and equipment (continued):

Schedule of exploration mineral property expenditures during the first three quarters of 2004:

		Segala	Bisha	Augaro/AK	Kubi
		Mali	Eritrea	Eritrea	Ghana	Total

Deferred December 31,
2003		$12,784,025	5,561,403	$630,879	$4,339,943	$23,316,250
Acquisition costs		-	17,500	17,500	-	35,000
Exploration:
Assays		-	326,960	-	-	326,960
Consulting engineers
and personnel		23,519	737,138	9,757	4,445	774,859
Drilling and geophysics		-	2,194,671	136	-	2,194,807
Equipment		-	240,201	-	-	240,201
Line cutting and surveying		-	51,420	5,651	-	57,071
Stock-based compensation		-	253,604	-	16,885	270,489
Transportation and field		-	632,724	1,493	42	634,259
Administration		9,600	447,174	2,100	33,465	492,339
Interest		46,488	-	-	-	46,488
Cost recovery		-	-	-	(410,000)	(410,000)
Diamond permit		43,953	-	-	-	43,953

Incurred during first six months		123,560	4,901,392	36,637	(355,163)	4,706,426

Balance , June 30, 2004		12,907,585	10,462,795	667,516	3,984,780	28,022,676

Exploration:
Assays		-	73,339	-	-	73,339
Consulting engineers
and personnel		5,818	253,875	7,336	580	267,609
Drilling and geophysics		-	21,320	121	-	21,441
Equipment		-	31,988	-	-	31,988
Line cutting and surveying		-	26,271	-	-	26,271
Stock-based compensation		-	40,757	-	10,131	50,888
Transportation and field		15,749	165,671	5,348	41	186,809
Administration		15,261	154,951	17	36,001	206,230
Interest		55,360	-	-		55,360
Cost recovery		-	-	-	(127,415)	(127,415)
Diamond permit		45,027	-	-	-	45,027

Incurred during the period		137,215	768,172	12,822	(80,662)	837,547

Balance, September	30, 2004	$13,044,800	$11,230,967	$680,338	$3,904,118	$ 28,860,223

During 2004 the Company has received $ 537,415 in cash recoveries of costs on its properties in Ghana.

3.

Long-term debt:

Long-term debt consists of amounts due to the Government of Mali which is payable from future mining operations on the Tabakoto and Segala properties.  Also see note 4(b).

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2004

4.

Share capital:

(a)

Authorized:  250,000,000 common shares without par value.

(b)

Issued:

	Number	Share
	of Shares	Amount

Balance, December 31, 2003	73,824,322	$134,296,307
Exercise of warrants	265,000	112,648
Exercise of stock options	881,000	639,666
Allocation from contributed surplus upon exercise of stock
options	-	178,491

Balance, June 30, 2004	74,970,322	135,227,112
Exercise of warrants	-	-
Exercise of stock options	70,700	48,114
Issued for Segala transaction (see below)	1,420,000	4,352,941
Allocation from contributed surplus upon exercise of stock
options	-	14,340
Balance, September 30, 2004	76,461,022	$139,642,507

During the third quarter the Company issued 1,420,000 common shares to settle all remaining obligations related to the 2002 acquisition of the Segala property. Both long-term debt and remaining shares to be issued were settled. The reference value for shares issued was market value, without discount.

(c)

Stock options:

		Weighted average
	Number	exercise
	of options	price (CDN$)

Outstanding, December 31, 2003	4,472,000	$1.62
Granted to employees, directors, officers	1,150,000	4.81
Granted to non-employees	87,000	4.81
Expired	(80,000)	4.81
Exercised	(881,000)	0.98

Outstanding, June 30, 2004	4,748,000	$2.52
Granted to employees, directors, officers
Granted to non-employees
Exercised	(70,700)	0.88
Expired	(15,000)	4.81
Outstanding, September 30, 2004	4,662,300	$2.53

Stock options at September 30, 2004 expire at various dates from February 8, 2005 to

February 22, 2011.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2004

4. Share capital (continued):

(c)

Stock options (continued):

Details of outstanding options at September 30, 2004:

	Number	Range of exercise	Average remaining
Type	of options	price (CDN$)	life in years

Vested	175,000	$0.15	6.4 years
Vested	3,916,300	$0.65 to $7.33	2.6 years
Un-vested	571,000	$4.81	4.3 years
Total	4,662,300

The Company accounts for stock-based compensation using the fair value method, as recommended by the Canadian Institute of Chartered Accountants. Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued and are amortized over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. As a result of this accounting, the Company has recorded the fair value of each option grant using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years, stock price volatility 92%, no dividend yield and a risk free interest rate yield of 3%.  The total amount recorded in the nine months ended September 30, 2004 was $2,637,794, of which $1,860,306 was charged to the statement of operations and $777,488 was capitalized to property, plant and equipment.

(d)

Warrants:

		Average
	Number	exercise
	of warrants	price ($CDN)

Outstanding, December 31, 2003	5,492,500	$9.18
Warrants exercised	(265,000)	0.57

Outstanding, June 30 and September 30, 2004	5,227,500	$9.62

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2004

4. Share capital (continued):

(e)

Shares reserved for issuance (fully diluted shares outstanding):

Number of shares

Issued and outstanding at September 30, 2004	76,461,022
Stock options outstanding (note 4(c))	4,662,300
Warrants outstanding (note 4(d))	5,227,500
Shares reserved for issuance (fully diluted shares outstanding)	86,350,822

5. Contributed surplus:

Balance, December 31, 2003	$1,903,403
Stock-based compensation expensed	1,339,494
Stock-based compensation capitalized	572,065
Exercise of stock options, to share capital	(178,491)

Balance, June 30, 2004	3,636,471
Stock-based compensation expensed	520,812
Stock-based compensation capitalized	205,423
Exercise of stock options, to share capital	(14,340)
Balance, September 30, 2004	$4,348,366

6. Segmented information

The Company conducts its business as a single operating segment being the investment in and exploration and development of mineral properties. Virtually all property, plant and equipment is situated in Africa. Investment income was earned from international sources.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

First quarter ended March 31, 2004

CORPORATE DIRECTORY

DIRECTORS

GARY E. GERMAN
CHAIRMAN
Toronto, Ontario, Canada

R. STUART  ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Chief Financial Officer

F. WILLIAM NIELSEN
Vice President Exploration

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

 CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701
Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 76,461,022
(September 30, 2004)

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia

MANAGEMENT'S DISCUSSION & ANALYSIS - THIRD QUARTER 2004

General

The Company's operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company is in the transition phase of moving from an explorer to a producer and is building its first operating gold mine at its Tabakoto property in Mali. Production is targeted for mid 2005. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits.  An independent resource estimate was released in October 2004 (see below). The timing for continuing work in Eritrea was put in doubt in early September when the Government of Eritrea issued a directive to all exploration companies operating in the country to cease work. The notification came without warning and without explanation. The Company has not yet been advised of the reason for the halt work order and is unable to determine when it will be able to resume.

The Company's mission statement outlines the plan to "maximize asset growth through the successful acquisition, exploration and development to production of selected gold and base metal properties in Africa." This mission statement focuses the Company's current strategy to develop a portfolio of successful mining operations. In the immediate short term the corporate focus is on those properties already within the Company's property folio. The Company has structured its acquisition and exploration efforts to date to provide growth opportunities around its key exploration and development targets

In Mali, the Tabakoto Mine is being developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of prime gold exploration targets. The Segala deposit and the exploration targets may provide production growth opportunities for the Company following the start of production at Tabakoto.

In Eritrea, the high-grade gold, copper and zinc mineralization discovered by the Company at its Bisha property provides a nucleus for future project growth. The VMS (volcanogenic massive sulfide) Bisha Main discovery lies within a regional property portfolio that contains additional VMS targets. Elsewhere in Eritrea the Company has also defined drill ready targets on its AK, Okreb and Augaro properties for further regional exploration.

In Ghana, the Kubi property has been on a care and maintenance program awaiting a decision by Anglo Ashanti to restart mining. A restart of surface mining at Kubi was negotiated in August 2004 and mining recommenced in October 2004. Kubi ore is processed at Anglo Ashanti's Obuasi Mine. The surface ore scheduled to be mined at Kubi contains 20-30,000 ounces of gold. Underground mining rights are held by Nevsun Resources and surface mining rights return to Nevsun Resources in July 2005.

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the third quarter ended September 30, 2004. This discussion covers the last completed

2

quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Overview of Performance

The Company's total assets of approximately $115 million have remained virtually unchanged since December 31, 2003. Working capital of $41.4 million at September 30, 2004 has declined by $18 million since December 31, 2003 largely as a result of expenditures on the Company's projects in Mali and Eritrea.  The loss for the third quarter was $494,987 (2003 - $562,068) and for year to date was $2,401,569 (2003 - $1,168,370); net cash operating outflow was $242,062 for the quarter, $364,474 for 2004 year to date. The most significant impact to loss from operations was the accounting for stock-based compensation, more fully described below.

Results of Operations

Cash expenditures on mineral properties during Q3 2004 increased to $5.6 million from $1.3 million in Q3 2003 largely as a result of development activity on Tabakoto in Mali ($4.8 million) and the efforts in Eritrea to further explore the Bisha property discovery ($0.8 million). Cash recoveries of $0.5 million have been received in 2004 in respect to the properties in Ghana.

The loss from operations of $2,401,569 for the nine months ended September 30, 2004 was most dramatically affected by the non-cash charge of $1,860,306 for stock-based compensation as a result of implementing the recommendations of the Canadian Institute of Chartered Accountants for employee stock-based compensation. These recommendations were first implemented for the 2003 annual financial statements and continue to have significant effect on measured results of operations. These charges are particularly high due to the assumptions required in the Black-Scholes valuation model that are impacted by the Company's stock price volatility over the past five years. The statement of operations also demonstrates some increases in overheads over the same period in 2003, including increased remuneration and office costs due to increased staffing and compensation, while office costs increased due to a combination of higher rent and investment funds management fees. Listing fees and legal have also increased in connection with the procedures to register its securities with the Securities and Exchange Commission in the United States.

Overheads for the remainder of 2004 are expected to remain at similar levels.

Mineral Property Developments

Tabakoto - Mali

During the second quarter Nevsun announced the commencement to build the Tabakoto mine in Mali and fund the construction from existing working capital. Production is planned for mid 2005. The scheduled production rate outlined in the feasibility study is 105,000 ounces of gold per year at an ore processing rate of 2000 tonnes per day.

The Company entered into a lump sum turnkey contract for the construction of the plant, facilities and key components of infrastructure. To September 30, 2004 the Company has incurred approximately $12.5 million of the $40 million capital costs to bring Tabakoto into production. The expenditure for the remaining development is planned to accelerate in the fourth quarter 2004, with production planned for mid 2005. During the first nine months of 2004 the Company's contracted engineers have completed the detailed design, principal contracts have been negotiated, including the construction contract, mining contract, fuel supply, power generation, catering and others. Included in the capitalized Tabakoto administration and legal costs are amounts associated with the drafting, preparation and negotiation of principal project related agreements for the development of the Tabakoto mine, including construction, power and mining contracts. The Project site construction is well under way with major equipment and construction supplies ordered, site preparation advanced and foundations for CIL tanks and the ball mill complete, cranes in place and camp housing facilities and related infrastructure all under way.

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Operations at Tabakoto are planned to commence with the mining of the Tabakoto open pit with a scheduled production life of 5 years followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala open pit will lie approximately 5 km from the Tabakoto infrastructure.

The Tabakoto and Segala open pit ore reserves at a gold price of US$350 per ounce are presented below.

Tabakoto Ore Reserve Estimate - US$350/oz Au
Category	Oxide		Fresh/Hardrock		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	435	3.91	2,067	5.19	2,502	4.97
Probable	113	4.27	741	6.38	854	6.10
Total	548	3.98	2,808	5.50	3,356	5.26

Segala Ore Reserve Estimate - US$350/oz Au
Category	Oxide		Fresh/Hardrock		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	303	2.40	2,588	2.96	2,891	2.90
Probable	27	2.21	1.060	3.23	1.088	3.20
Total	331	2.38	3,648	3.04	3,979	2.98

Exploration drilling has been conducted at Tabakoto to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto once surface operations have commenced. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

During the quarter under review the Company prepared an exploration campaign to evaluate the diamond potential of the company's 150 sq km diamond exploration license that overlies the combined 83 sq km Tabakoto and Segala gold exploitation licenses. Fieldwork commenced in early November. Commentary on past work in the area, including historical diamond finds, can be found in the Company's news release dated January 20, 2004.

Bisha - Eritrea

The exploration program expenditures on the Bisha property in Eritrea increased to approximately $5.7 million year to date in 2004 from $2.2 million for the same period in 2003. Note 2 to the September 30 interim financial statements provides a breakdown of the various costs incurred. Exploration drilling during 2004 has totaled 31,400 meters, which brings total drilling by the Company on the property to 51,225 meters (diamond - 48,825 meters; reverse circulation - 2,400 meters).

On October 18, 2004 Nevsun announced a resource estimate for the Bisha Main Zone, as prepared by AMEC, a major independent engineering company. A summary of this announcement is contained below and details, including full tables and diagrams can be found on the Company's web site (www.nevsun.com) and through www.sedar.ca. A technical report supporting the resource estimate will be filed on SEDAR later in November.

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging

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 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

Indicated	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	4,984.1	6.51	30.00	0.10	0.08	1.04 m oz Au
Supergene Cu	0.5% Cu	7,644.8	0.46	35.56	3.47	0.87	585 m lb Cu
Primary	2.0% Zn	1,711.5	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8,413.3	0.76	58.27	1.12	9.04	1,680m lb Zn
Total tonnes		22,753.7

In addition there is an inferred resource totaling a further 5.85 million tonnes of oxide, supergene and primary resource as outlined in the table below.

Inferred	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	122.0	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	185.6	0.09	30.14	3.26	1.04
Primary	2.0% Zn	392.0	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5,150.9	0.70	59.67	0.84	8.28	940 m lb Zn
Total tonnes		5,850.0

As part of the preparation for a future feasibility study on the Bisha Main deposit, the Company has also commenced baseline water and environmental work. After obtaining permission from the Eritrean Government, the Company intends to complete additional drilling for metallurgical and geotechnical work in connection with the feasibility study.

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (unaudited):

	2004 3rd	2004 2nd	2004 1st	2003 4th
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (494,987)	$ (1,012,809)	$ (893,773)	$ (830,110)
(c) Per share loss (basic & fully diluted)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)
	2003 3rd	2003 2nd	2003 1st	2002 4th
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (562,068)	$ (484,390)	$ (121,912)	$ (719,196)
(c) Per share loss (basic & fully diluted)	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)

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The 2003 quarterly results have been re-stated for the change in accounting during 2003 for stock-based compensation, as referenced in the discussion of Results of Operations above and more completely explained in the notes to the annual consolidated financial statements.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors:

(1) stock-based compensation in Q3/2004 $520,812, Q2/2004 $496,113, Q1/2004 $843,381, Q4/2003 $422,140, Q3/2003 $382,617, Q2/2003 $364,038, Q1/2003 $201,339;

(2) asset write-down in Q4/2002 was $647,083 and

(3) foreign currency gains and losses were Q2/2004 $1,131 loss, Q1/2004 $6,062 loss and  Q1/2003 $351,394 gain.

(4)  investment income in Q3/2004 $404,967, Q2/2004 $(160,188), Q1/2004 $373,734.

Liquidity and Capital Resources

The Company's working capital at September 30, 2004 of $41 million is sufficient to fund the remaining development of the Tabakoto project, planned exploration activity as well as the Company's overheads for the foreseeable future.

The Company maintains its investment portfolio in US$ denominated low risk liquid securities, under independent professional management.

Nevsun has been successful in raising funds in the equity market in the past year and there is no guarantee that this will continue to be available.

Long-term debt repayment obligations:

During the third quarter the remaining long-term debt obligations, originally incurred in connection with the 2002 Segala acquisition, were settled in full by the issuance of common shares.

In addition to what has already been spent to date on the Tabakoto project in Mali, the Company's planned development is expected to require approximately $28 million of the Company's existing funds to reach the target of being in production in mid 2005. The exploration programs in for the remainder of 2004 are now anticipated to be relatively insignificant.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company's financial condition.

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The Company's recorded value of its mineral properties is in all cases, except for the Ghana properties that have been written down in past years, based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for potential construction and mining operations. The Company has relied on very preliminary potential resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to significant change, out of the Company's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties.

Change in Accounting Policy

There have been no changes in accounting policies since the Company's most recent year end.  The only change in accounting policy during 2003 related to the accounting for stock-based compensation, the impact of which has been explained in the 2003 annual financial statements and in the comments above. The comparative figures for the 2003 quarterly results have been restated from previously published results to accommodate the change.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations is currently its cash and short-term investment portfolio, a very large part of which was acquired in a private placement that closed in mid December 2003. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold and base metals markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

John A. Clarke

President & CEO

November 10, 2004